UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue

7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;
●	our ability to identify any acquisition opportunities that fit with our business strategies;
●	our ability to consummate an attractive acquisition and realize the benefits of such transaction;
●	developments relating to our competitors and our industry;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Entry into Material Agreements

On July 17, 2024, Paranovus Entertainment Technology Limited (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 60,000,000 Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.45 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $27,000,000, before deducting any fees or expenses. The Company plans to use the net proceeds from this Offering for possible strategic acquisition with companies that have an expertise in AI-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and company engaged in the businesses of gas-fired power generation, and for general corporate purpose. As of the date of this report, no acquisition targets have been identified. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering.

The Purchasers represented that they are “non-U.S. persons” as defined in the Regulation S promulgated under the Securities Act of 1933, as amended, (the “Regulation S”). The parties to the SPA have each made customary representations, warranties and covenants. The Shares are expected to be issued to Purchasers on or about August 1, 2024, upon satisfaction of all closing conditions.

The issuance of the Class A Ordinary Shares will be in reliance on the exemption from registration provided by the Regulation S.

A form of the SPA is filed as Exhibit 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibit:

10.1	Form of Securities Purchase Agreement

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: July 23, 2024	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

3